Locust Walk Acquisition Corp.

200 Clarendon Street, 51st Floor

Boston, MA 02116

August 6, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Locust Walk Acquisition Corp.
Registration Statement on Form S-4, as amended (File No. 333-257091)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Locust Walk Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-257091), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Washington, D.C. time on August 10, 2021, or as soon as possible thereafter.

The Company hereby authorizes William C. Hicks, Esq. of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. to orally modify or withdraw this request for acceleration.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Attorney Hicks at (617) 348-1799 and that such effectiveness also be confirmed in writing. Any questions regarding this request may be addressed to Attorney Hicks.

Very truly yours,

LOCUST WALK ACQUISITION CORP.

/s/ Chris Ehrlich
Chris Ehrlich
Chief Executive Officer

cc:	Locust Walk Acquisition Corp.
Daniel Geffken, Chief Financial Officer

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

William C. Hicks, Esq.

Marc D. Mantell, Esq.

Scott M. Stanton, Esq.